Free Wrinting Prospectus

Filed Pursuant to Rule 433

Registration No. 333- 272573

TERM SHEET

Dated February 25, 2025

KeyCorp

Senior Medium-Term Notes, Series S

$750,000,000

5.121% Fixed-to-Floating Senior Notes due 2031

Issuer:	KeyCorp

Security Type:	Senior Notes

Aggregate Principal Amount Offered:	$750,000,000

Settlement Date*:	March 4, 2025 (T+5)

Maturity Date:	April 4, 2031

Issue Price:	100.000% of principal amount

Fixed Rate Reference Benchmark:	4.250% UST due January 31, 2030

Fixed Rate Benchmark Treasury Strike:	100-15 1⁄4; 4.141%

Fixed Rate Spread to Benchmark:	+98 basis points (0.980%)

Fixed Rate Yield to Maturity:	5.121%

Redemption Provisions:	The notes are redeemable by KeyCorp, solely at its option, (i) on or after August 31, 2025 (180 days following the issue date), and, prior to April 4, 2030 (one year prior to the Maturity Date), in whole or in part, at any time and from time to time, at a make-whole redemption price based on the treasury rate plus 15 basis points, plus accrued interest thereon to, but excluding, the redemption date, and (ii) on April 4, 2030, in whole but not in part, or on or after March 4, 2031 (one month prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of Notes being redeemed, in each case, plus accrued interest thereon to, but excluding, the redemption date, in each case in accordance with the redemption provisions described under

“Supplemental Information Concerning Description of Notes—Optional Redemption” in the applicable Preliminary Pricing Supplement. KeyCorp will give notice to the holders of the notes at least 5 days and not more than 60 days prior to the date fixed for redemption in the manner described under “Description of Notes—Optional Redemption, Repayment and Repurchase”.

Fixed Rate Period:	From and including March 4, 2025 to, but excluding, April 4, 2030

Floating Rate Period:	From and including April 4, 2030 to, but excluding, the Maturity Date

Fixed Rate Interest Rate:	5.121%, payable semi-annually in arrears during the Fixed Rate Period

Floating Rate Interest Rate:	An annual floating rate equal to the Base Rate plus a spread of 1.227% per annum, payable quarterly in arrears during the Floating Rate Period

Base Rate:	Compounded SOFR determined for each quarterly interest period during the floating rate period calculated based on the Compounded Index Rate in accordance with the specific formula described under “Description of Notes—Calculation of Interest—SOFR Notes—Compounded SOFR Index Notes”.

Minimum Floating Interest Rate:	During the Floating Rate Period, zero

Interest Period:

During the Fixed Rate Period, the period commencing on any Fixed Rate Interest Payment Date (and with respect to the initial fixed interest period only, commencing on the issue date of the Fixed-to-Floating Rate Notes) to, but excluding, the next succeeding Fixed Rate Interest Payment Date.

During the Floating Rate Period, the period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial floating interest period only, commencing on April 4, 2030) to, but excluding, the next succeeding Floating Rate Interest Payment Date. In the case of the interest payment at maturity or any redemption date, from and including the Floating Rate Interest Payment Date immediately preceding the Maturity Date or redemption date to, but excluding, such Maturity Date or redemption date, as the case may be.

Each of a Fixed Rate Interest Payment Date and a Floating Rate Interest Payment Date is an “Interest Payment Date.”

In the event of an optional redemption, the applicable interest period with respect to the notes called for redemption will run to, but excluding, the redemption date.

Observation Period:	During the Floating Rate Period, in respect of each interest period, the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such interest period to, but excluding, the date two U.S. Government Securities Business Days preceding the Floating Rate Interest Payment Date for such interest period

Interest Payment Determination Date:	During the Floating Rate Period, the date two U.S. Government Securities Business Days before the applicable Interest Payment Date, or Maturity Date, or redemption date

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Fixed Rate Interest Payment Dates:	For the Fixed Rate Period, interest will be payable semi-annually in arrears on April 4 and October 4 in each year, commencing on April 4, 2025 and with the final fixed rate interest payment being made on April 4, 2030

Floating Rate Interest Payment Dates:	For the Floating Rate Period, interest will be payable quarterly in arrears on July 4, October 4, January 4 and the Maturity Date, commencing on July 4, 2030

Day Count:	30 / 360 during the Fixed Rate Period, ACT / 360 during the Floating Rate Period

Day Count Convention:	During the Fixed Rate Period, following business day, unadjusted. During the Floating Rate Period, modified following business day, adjusted.

Gross Proceeds:	$750,000,000

Underwriting Discount:	0.350%

Price to Issuer:	99.650% of the principal amount

Net Proceeds After Underwriting Discount:	$747,375,000

CUSIP:	49326EEQ2

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Record Date:	15 calendar days prior to each Interest Payment Date

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. (22.5%) BofA Securities, Inc. (22.5%) Goldman Sachs & Co. LLC (22.5%) RBC Capital Markets, LLC (22.5%)

Senior Co-Managers:	Barclays Capital Inc. (3.0%) TD Securities (USA) LLC (3.0%)

Co-Managers:	AmeriVet Securities, Inc. (1.0%) Blaylock Van, LLC (1.0%) Independence Point Securities LLC (1.0%) Samuel A. Ramirez & Company, Inc. (1.0%)

Expected Issue Ratings:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: BBB+ (Positive) DBRS: A (low) (Stable)

*

We expect that delivery of the notes will be made to investors on or about March 4, 2025, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the first business day before their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplements thereto and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus (including the supplements thereto) for the offering can be obtained by calling KeyBanc Capital Markets Inc. toll-free at 1 (866) 227-6479, BofA Securities, Inc. toll-free at 1 (800) 294-1322, Goldman Sachs & Co. LLC toll-free at 1 (866) 471-2526, or RBC Capital Markets, LLC toll-free at 1 (866) 375-6829.

Conflicts of Interest

Because KeyBanc Capital Markets Inc. is deemed to be an affiliate of KeyCorp, this offering is being conducted in compliance with FINRA Rule 5121. See “Supplemental Information Concerning the Plan of Distribution (Conflicts of Interest)” in the pricing supplement relating to the notes.

Ratings

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, S&P Global Ratings, Fitch Ratings, Inc. and DBRS, Inc. Each of the security ratings above should be evaluated independently of any other security rating.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.